Nikon, ASML and Carl Zeiss SMT Sign Memorandum of Understanding Providing for Cross Licenses of Patents and Settlement of Legal Proceedings

TOKYO, Japan, VELDHOVEN, the Netherlands and OBERKOCHEN, Germany – September 29, 2004 – Nikon Corporation (Nikon), ASML Holding N.V. (ASML) and Carl Zeiss SMT AG (SMT) have agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment used to manufacture semiconductor devices.

The Memorandum of Understanding is a binding agreement that continues the previously announced stays on all patent disputes pending between Nikon, ASML and SMT in Asia and the United States. The three companies expect to execute definitive settlement and cross-license agreements and dismiss all legal proceedings between the parties in November 2004.

The terms of the Memorandum include payments to Nikon by ASML and SMT. ASML will pay a total of US$ 87 million (approximately EUR 71 million). An initial payment of US$ 60 million (approximately EUR 47 million) will be made in 2004, with the remaining equal installments due in 2005, 2006 and 2007. SMT will pay a total of US$ 58 million (approximately EUR 48 million). An initial payment of US$ 40 million (approximately EUR 32 million) will be made in 2004, with the remaining equal installments due in 2005, 2006 and 2007.

About Nikon

Since 1917, Nikon Corporation has been a leader in optical glass manufacturing. With continued growth and expertise, Nikon now offers a diverse range of industrial instruments, including steppers and scanners, microscopes and measuring instruments to complement a full line of semiconductor manufacturing related equipment.

Nikon Corporation is a leader in the lithography equipment market for the microelectronics manufacturing industry. These products serve the semiconductor, flat panel display (LCD) and thin-film magnetic head (TFH) industries. For more information about Nikon, access our web site at: http://www.nikon.co.jp (Japanese — Corporate site) or http://www.nikonprecision.com (English — Semiconductor Equipment site)

About ASML

ASML is a leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

About Carl Zeiss SMT

With a wide-ranging product portfolio, Carl Zeiss SMT meets the requirements of the key processes involved in microchip production, making it one of the leading direct and indirect suppliers to the semiconductor industry. As an innovation leader in the field of Lithography Optics and optical and electron beam-based inspection and measuring systems, Carl Zeiss SMT generates important momentum for further development in the chip industry. Visit http://www.smt.zeiss.com for additional information.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties, including but not limited to the parties’ ability to agree on the specific provisions of definitive agreements, as contemplated by the Memorandum of Understanding, the nature of those provisions and the time required to reach those agreements.

Nikon Yasuyuki Okamoto Corporate Communications & IR Dept. tel: +81.3.3216.1032

Nikon Yasuhiro Katagiri Corporate Communications & IR Dept. tel: +81.3.3216.1032

Nikon Precision Inc. Frank Masciocchi Vice President, Sales and Marketing tel: +1.650.508.4618

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655

Carl Zeiss SMT Markus Wiederspahn Corporate Communications tel: +49.7364.20.2194